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David J. Baum                       Direct Dial: 202-239-3346                       E-mail: david.baum@alston.com

February 10, 2016

VIA E-mail and EDGAR

Amy W. Miller

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Investment Management

Washington, DC 20549

Re:	Wildermuth Endowment Strategy Fund (the “Fund” or “Registrant”) Post-Effective Amendment No. 1 to the Registration Statement filed on Form N-2 on December 2, 2016 File Nos. 333-191152 & 811-22888

Dear Ms. Miller:

This letter is in response to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on January 7, 2016 relating to Post-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 on December 2, 2015 regarding the addition of Class C and Class I shares. For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response. A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

GENERAL COMMENT

Comment #1

We have taken notice of the issues involving the Fund’s current distributor, RCS Securities, as noted in Rule 497 supplement filings made on December 7, 2015 and January 4, 2016. Please explain how these developments may affect this filing and the Fund’s plans to offer Class C and Class I shares.

Response #1

The Registrant has hired a new distributor, SQN Securities, LLC (“SQN”) as reflected in a supplement to the Fund’s prospectus and statement of additional information filed on February 9, 2016. Accordingly, the sale of Fund shares is no longer

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February 10, 2016

suspended and the Registrant intends to move forward with its plans to offer Class C shares and Class I shares once they are effective.

PROSPECTUS

Summary of Fund Expenses

Comment #2

Please add dollar signs ($) to the Wire Transfer Fee line item.

Response #2

The Registrant has added dollar signs as requested. See the revised fee table below:

SUMMARY OF FUND EXPENSES

Shareholder Transaction Expenses	Class A	Class C
Maximum Sales Load (as a percent of offering price)	6.00%	None
Redemption Fee on Shares Repurchased Within 90 Days of Purchase (as a percent of proceeds)	2.00%	2.00%
Contingent Deferred Sales Charge(1)	None %	1.00%
Wire Transfer Fee	$15	$15
Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees	1.50%	1.50%
Other Expenses	2.06%	2.81%
Shareholder Servicing Expenses	0.25%	0.25%
Distribution Fee	0.00%	0.75	%(4)
All Non-Shareholder Servicing Other Expenses(2)	1.81%	1.81%
Acquired Fund Fees and Expenses(2, 3)	0.14%	0.14%
Total Annual Expenses	3.70%	4.45%
Fee Waiver and Reimbursement(4)	(1.06%)	(1.06)%
Total Annual Expenses (after fee waiver and reimbursement)	2.64%	3.39%

(1)	Class C shareholders may be subject to a contingent deferred sales charge on shares redeemed during the first 365 days after their purchase.

(2)	Estimated for current fiscal year.

(3)	Acquired Fund Fees and Expenses are the indirect costs of investing in Investment Funds that are investment companies, including registered investment companies and certain Private Funds such as hedge funds and private equity funds. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights, when issued, because the financial statements, when issued, include only the direct operating expenses incurred by the Fund. Acquired Fund Fees and Expenses would be higher if similar fees and expenses of all Investment Funds were included in this calculation.

(4)	The Adviser and the Fund have entered into the Expense Limitation Agreement, under which the Adviser has agreed contractually to waive its fees and to pay or absorb the

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February 10, 2016

ordinary annual operating expenses of the Fund (including offering and organizational expenses but excluding front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expenses on securities sold short), taxes and extraordinary expenses such as litigation), to the extent that they exceed 2.50% and 3.25% per annum of the Fund’s average daily net assets attributable to Class A and Class C shares, respectively, through March 31, 2017. In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed. Any waiver or reimbursement of fees by the Adviser is subject to repayment by the Fund within three years of such waiver or reimbursement; provided, however, that (i) the Fund is able to make such repayment without exceeding the expense limitation in place at the time the fees being repaid were waived or the Fund’s current expense limitation, whichever is lower and (ii) such repayment is approved by the Board. The Expense Limitation Agreement will remain in effect for at least one year from the effective date of the Prospectus, unless and until the Board approves its modification or termination. The Expense Limitation Agreement may be terminated only by the Fund’s Board on 60 days written notice to the Adviser. After the initial one-year term, the Expense Limitation Agreement may be renewed at the Adviser’s and the Board’s discretion. See “Management of the Fund.”

(5)	The Class C shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% of the average daily net assets attributable to Class C shares and is payable on a quarterly basis. See “Plan of Distribution.”

Comment #3

Please note that the term of the operating expense limitation agreement between the Adviser and the Fund must be at least one year from the effective date of the post-effective amendment. Please confirm that this will be the case.

Response #3

The Registrant confirms that the term of the operating expense limitation agreement between the Adviser and the Fund will be at least one year from the effective date of the post-effective amendment. See the revised fee table provided in response to Comment #2 above.

Comment #4

Please confirm the numbers provided in the Expense Example for Class C shares. It appears that the numbers are based on a $10,000 investment rather than a $1,000 investment as required by Form N-2.

Response #4

The Fund has revised the Expense Example as follows:

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February 10, 2016

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return (the Example assumes the Fund’s Expense Limitation Agreement will remain in effect for only one year), and you redeemed your shares in full at the end of such period:

Example	1 Year	3 Years	5 Years	10 Years
Class A	$85	$157	$231	$425
Class C*	$44	$125	$217	$451

* If the Contingent Deferred Sales Charge applies. See "Contingent Deferred Sales Charge under "Quarterly Repurchases of Shares." If the Contingent Deferred Sales Charge does not apply, the hypothetical expenses you would pay on $1,000 investment in Class C Shares would be $ 34, assuming annual expenses attributable to shares remain unchanged, shares earn a 5% annual return, and you redeemed your shares in full at the end of the 1 Year period.

Financial Highlights

Comment #5

The Financial Highlights note a “Decrease From Operations” and “Net realized and unrealized loss from investments, options and futures.” Based on the numbers provided, should these instead be “Increase From Operations” and “Net realized and unrealized gain from investments, options and futures”?

Response #5

The Registrant confirms that the numbers in the Financial Highlights are correct. Accordingly, the line item descriptions in the Financial Highlights have been corrected as suggested.

Comment #6

We note that the Semi-Annual Report to Shareholders for the Fund for the period ended June 30, 2015 and as filed on Form N-CSR on September 9, 2015 did not contain financial highlights as required. Please explain why.

Response #6

The financial highlights were inadvertently left out of the final version of the Semi-Annual Report to Shareholders (“Semi-Annual Report”) for the period ended June 30, 2015 as filed on Form N-CSR on September 9, 2015. Initial drafts of the Semi-Annual Report included the financial highlights, however, when final revisions were made to the Semi-Annual Report, including adding the “factors considered” section, by the Fund’s Sub-Administrator, the financial highlights were accidentally cut from the document. The Registrant refiled a corrected copy of its Semi-Annual Report to

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February 10, 2016

Shareholders that includes the financial highlights on January 28, 2016 and the corrected Semi-Annual Report has been mailed to the Fund?s shareholders.

Plan of Distribution – Purchasing Shares

Comment #7

In the first paragraph under the section “Purchasing Shares,” there is a sentence that states: “Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary and accepted by the Fund (emphasis added).” A previous version of this sentence contained in the Fund’s accelerated pre-effective filing had “received” rather than “accepted.” We believe that “received” is the legally proper term to be used.

Response #7

The Registrant has revised the sentence to read as follows:

“Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary and received by the Fund.”

Comment #8

The signature page for Part C references powers of attorney filed herewith. Please confirm reference to previously filed powers of attorney if that is the case.

Response #8

The reference to powers of attorney being filed herewith is incorrect. The signature page should instead make reference to powers of attorney previously filed and incorporated by reference to Pre-Effective Amendment No. 3 (filed December 17, 2014) to the Registrant’s Registration Statement on Form N-2. This will be corrected in the next post-effective amendment.

***

U.S. Securities and Exchange Commission

February 10, 2016

The Registrant has authorized Alston & Bird LLP to convey to you that the Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-2; (ii) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum

Cc:       Daniel Wildermuth, Wildermuth Endowment Strategy Fund

Carol Wildermuth, Wildermuth Endowment Strategy Fund